FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Bennett, Robert R. (Last) (First) (Middle) c/o Liberty Media Corporation 12300 Liberty Boulevard (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Liberty Media Corporation L, LMC.B 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) December 5, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

President, Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Series A Common Stock	12/5/02		A		4,482 (fn1)	A	$6.00 per share	3,751,933 (fn2)	D
Series A Common Stock								22,370	I	By 401(k) Savings Plan (fn3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

 Explanation of Responses:

 (fn1)  These shares of Series A Common Stock are expected to be received by the reporting person in the Issuer's recently completed rights offering pursuant to the exercise of the oversubscription privilege associated with the reporting person's subscription rights.  These share numbers have been estimated based upon proration information received from the Issuer's subscription agent on 12/6/02.  If a different number of shares is actually received by the reporting person in connection with his oversubscription proration, the reporting person will promptly amend this Form 4 to reflect the same.  (fn2)  Includes 698,615 restricted shares, none of which is currently vested.  (fn3)  Participants in the Issuer’s 401(k) Savings Plan have the right to direct the vote and, in certain circumstances, the disposition of shares of Series A Common Stock held in the plan for the benefit of the participant.  All of the shares held in the plan for the benefit of the reporting person are vested.

/s/ Robert R. Bennett ** Signature of Reporting Person	12/9/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002